EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

March 4, 2010
VIA EDGAR
John Hartz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Eastern Environment Solutions, Corp.
Form 10-K for Fiscal year ended December 31, 2008
File No. 0-31193

Dear Mr. Hartz:

I am writing in response to your letter dated February 2, 2010.  The Staff’s comments are set forth below, indented, and are followed by our responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7.  Managements Discussion and Analysis, page 14
Liquidity and Capital Resources, page 15

1.
We note your response to prior comment 1.  Based on the significance of your accounts receivable, please expand the disclosures in future filings to clarify when the applicable amounts become past due and to address any communications you have had with your customer as to if and when they intend to pay the amounts due.

Response to Comment 1

In future filings we will expand the disclosures to clarify when the applicable amounts of accounts receivable become past due and to address any communications we have had with our customer as to if and when they intend to pay the amounts due.

Item 8 Financial Statements and Supplemental Data, page 16
Note 2.  Summary of Significant Accounting Policies, page 25
Revenue Recognition, Page 26

2.
We note your response to prior comment 5.  We also note the terms you will disclose in response to prior comment 6, including the fact that all of the landfill operations will revert back to HMUAB upon completion of the BOT agreement and that they are required to pay you a minimum base fee over the term of the agreement.  Therefore, it remains unclear to us how you have fully considered and assessed the provisions of SFAS 13, particularly in light of your contention that HMUAB is still required to pay you a base amount even if no waste is processed.

Response to Comment 2

As stated in the first paragraph of SFAS13, which was superseded by FASB Codification on September 15, 2009, an agreement is qualified as a lease only if the agreement conveys the right to use property, plant, or equipment for a stated period of time. In other words, an agreement is not considered a lease if the agreement does not convey the right to use property, plant or equipment. This definition of “lease” is further supported by EITF 01-8.

In our response to your prior comment 5, we explained that the BOT agreement does not convey the right to use property, plant or equipment during the contract period.  We reached this conclusion based on the fact that none of the conditions specified in paragraph 12 of EITF 01-8 is met in this case. The fact that the landfill operations will revert back to HMUAB upon completion of the BOT agreement does not give HMUAB the right to use the property, plant or equipment during the contract period.

Paragraph 12 of EIFT 01-8 sets forth three condition that will each indicate that the right to control the use of property has been conveyed:

•	The arrangement conveys to the purchaser the right to operate or direct the operation of the property, plant or equipment. The BOT agreement vests in Yifeng control over the management of the landfill

•
   The purchaser has the ability or right to control physical access to the property while obtaining more than a minor amount of the utility of the property.  The BOT agreement vests in Yifeng the right to control access to the landfill, and does not grant to HMUAB any benefit in the use or output of the property.

•
   The facts and circumstances indicate that is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will produced or generated by the property, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output. The BOT agreement provides for a fixed price per ton of waste disposal.  While it is true that the agreement requires HMUAB to pay a fee equal to a minimum number of tons of disposed waste, this serves as a remedy for non-performance rather than as a conveyance of the right to use the property during the period of suspended operations - i.e. the contract was not entered for the purpose of determining a payment during suspended operations.

In general, since none of the conditions mentioned in paragraph 12 of EIFT 01-8 is met, the management believes that the BOT agreement does not convey the right to use property, plant or equipment during the contract period. Hence the agreement is not considered a lease as set forth in the 1st paragraph of SFAS13. Therefore, the remaining parts of SFAS13 will not be applicable in this case.

3.
We note the terms of the Franchise Contract with HMUAB, including the provisions under Item 11(B).  Although the contract stipulates a minimum base rate when less than 800 tons of waste are processed per say, it does not appear to us that the contract contemplates the complete suspension of all waste disposal activities for an extended period of time.  We note under Item 11(B) that HMUAB “should settle the compensation of the last month before the 10th of the next month” but they have failed to do so during the suspension.  In light of these facts and circumstances, it is not clear to us if HMUAB believes that they are legally required to compensate you when no waste is processed.  Also, since HMUAB is your sole customer, it is not clear to us if you have the ability to compel them to make payments when no waste is processed.  Please help us understand why you believe that the revenues you recorded during the period when no waste was processed are valid and collectible.  Specifically address it you have any correspondence with HMUAB that indicates their obligation or intent to pay.

Response to Comment 3

In November 2009, when the operations at the landfill were re-initiated, HMUAB owed Yifeng approximately 30 million Renminbi (RMB).  HMUAB promptly paid 1 million RMB and paid slightly more than 1 million RMB in January 2010.  HMUAB has delivered to Yifeng, under seal,  a schedule for satisfaction of the remainder of the debt.  The schedule acknowledges the debt and calls for payment of 4 million RMB in Q1 of 2010, 5 million in Q2, 8 million in Q3 and 12 million in Q4.  As supplemental material, we are faxing a copy of the schedule (with translation) to Bret Johnson of your staff.

4.	Please file the Franchise Contract with HMUAB as an exhibit to your next Exchange Act filing.

Response to Comment 4

As requested, we will file an English translation of the Franchise Contract as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2009.

Note 3.  Property and Equipment, Net.  Page 32

5.
We note your revised disclosures in response to prior comment 8.  Please also disclose in future filings the total current utilization of the landfill in addition to the change during the period.  Also disclose your estimated costs and timing to complete each landfill expansion project.  Supplementally explain to us why such costs will be depreciated over 15 years.

Response to Comment 5

As requested, in future filings we will disclose the total current utilization of the landfill in addition to the change during the period, as well as our estimated costs and timing to complete each landfill expansion project.   We originally planned to depreciate the costs of the landfill expansion over 15 years.  Due to the delay in construction that resulted from the suspension of operations, we will depreciate the costs over the remaining contract years once the project is completed and put into use.

Yours.

/s/ Jianhua Sun

Jianhua Sun, Chief Financial Officer